                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

 /X/ Form 10-K   / / Form 20-F   / / Form 11-K   / / Form 10-Q   / / Form N-SAR

(Check One):

                For Period Ended:  March 31, 1997

                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended: ___________________________

________________________________________________________________________________
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

________________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

    N/A
________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

    CENTENNIAL TECHNOLOGIES, INC.
_______________________________________________________________________________
Full Name of Registrant

    N/A
_______________________________________________________________________________
Former Name if Applicable

    7 LOPEZ ROAD
_______________________________________________________________________________
Address of Principal Executive Office (Street and Number)

    WILMINGTON, MASSACHUSETTS 01887
_______________________________________________________________________________
City, State and Zip Code

PART II -- RULES 12b-25(d) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate)

           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of the transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Company is unable without unreasonable effort and expense to complete its financial statements and to enable its independent accountants to complete their audit and express an opinion thereon within the prescribed time period because of the extent and complexity of the review of the Company's financial statements for the period ended March 31, 1997 and the restatement of the Company's financial statements for earlier periods necessitated by the financial irregularities, previously disclosed to the public, experienced by the Company under its former management.

                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                SEC 1344 (11-91)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

   DONALD R. PECK, ESQ.                 508                     988-8848
--------------------------       ----------------      ------------------------
         (Name)                      (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s)

    The Company did not file a Form 10Q                        [ ] Yes    [X] No
    for its quarter ended December 31, 1996
-------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [X] Yes    [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot can be made.

    The Company has reported preliminary operating results for the period ended March 31, 1997, and has provided a preliminary report of the restatement of its financial statements for earlier periods. A copy of the Company's press release is attached.

-------------------------------------------------------------------------------

                         CENTENNIAL TECHNOLOGIES, INC.
                ------------------------------------------------
                  (Name of Registrant as Specified in Charter


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:          June 30, 1997             By:    /s/ JOHN J. MCDONALD
      ---------------------------------     -----------------------------
                                              John J. McDonald, PRESIDENT

INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

-------------------------------------------------------------------------------
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
-------------------------------------------------------------------------------


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must have been completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

[CENTENNIAL LOGO] CENTENNIAL
                  TECHNOLOGIES, INC.


                      CENTENNIAL FINANCIAL REVIEW COMPLETE

                   RESULTS HIGHLIGHT $30 MILLION OF NET WORTH

THIRD QUARTER RESULTS SHOW FIRST TIME PROFIT BEFORE INTEREST AND SPECIAL CHARGES

(WILMINGTON, MASSACHUSETTS - JUNE 12, 1997) CENTENNIAL TECHNOLOGIES, INC. (TICKER: CENL) announced today that the financial review conducted by Centennial and its independent public accountants is now complete. The Company is reporting its audited financial results for the nine-month fiscal period ended March 31, 1997, and is restating its audited financial results for the fiscal years ended June 30, 1996, 1995 and 1994. On March 24, 1997, the Company amended its fiscal year end from June 30 to March 31, creating a nine-month reporting period for fiscal year 1997, in part to accelerate its tax refunds and its issuance of audited financial statements for the entire period under review.

Centennial's March 31, 1997 audited balance sheet (See page 2) shows approximately $94 million in assets, and approximately $30 million in net worth. The Company's assets include anticipated tax refunds of $7.4 million. The Company has already received $4.5 million of these refunds, and expects to receive the remainder by July 31, 1997.

The Company's results of operations for its quarter ended March 31, 1997 (See page 4) show a profit of $52,000 before interest and special charges, for the first time since the Company's initial public offering in 1994. The net results for the period show a loss, however, after interest, losses on investment activities and financial review costs. On February 17, 1997, the Company retained turnaround specialist Lawrence J. Ramaekers as interim CEO, after firing the Company's former Chief Executive Officer Emanuel Pinez.

"This restatement allows us to put the past firmly behind us, and provides a clear picture of where we stand," said Donald R. Peck, Centennial's Treasurer and General Counsel. "With our current resources and positive net worth, we can focus on moving forward and maintaining our market leadership in PC card technology."

The Company has received a proposal from Congress Financial, an asset-based lending institution, for replacement borrowing facilities, and although no binding commitment has been received, the Company expects to have such facilities in place by early July. The Company's current financing arrangements with The First National Bank of Boston are due to expire on June 30, unless extended. The Company has reduced its revolving credit loan balance from approximately $13.5 million on February 11, 1997 to approximately $5.4 million as of the date of this release. During this time the Company has continued to meet its cash requirements, including the funding of those costs associated with its financial review, in the ordinary course of its business.

The Company also recently announced that it had reached an agreement with its contract manufacturing subsidiary, Century Electronics Manufacturing, Inc. ("Century"), to exchange a portion of the Company's equity in that subsidiary for $5.45 million in cash and $6 million in subordinated convertible debentures and to reduce the Company's percentage ownership in Century from approximately 67% to approximately 45%. The Company also plans to transfer the Company's majority interest in its Thailand contract manufacturing facility to Century.

                           BALANCE SHEET INFORMATION

The following table sets forth the audited comparative condensed consolidated balance sheets as of June 30, 1996 (restated) and March 31, 1997:

                         CENTENNIAL TECHNOLOGIES, INC.
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                          Dollar Amounts in Thousands

                         Assets
                                                          March 31,     June 30,
                                                           1997          1996
                                                                      (Restated)
Current assets:
Cash                                                      $   470       $11,114
Restricted cash                                             3,790          --
Accounts receivable                                        18,850        11,260
Inventories                                                24,760         8,248
Recoverable income taxes                                    7,356         3,142
Other current assets                                        3,225         3,253
                                                          ---------------------
                                                           58,451        37,017
Property, plant and equipment-net                          15,533         2,033
Investments                                                 5,089         1,783
Goodwill                                                   14,044            --
Other assets                                                  583           299
                                                          ---------------------
    Total assets                                          $93,700       $41,132
                                                          =====================

         Liabilities and Stockholders' Equity
Current liabilities:
Notes payable and current portion of long-term debt       $13,368       $ 5,020
Accounts payable and accrued expenses                      34,653         3,836
Income taxes payable                                          466            --
                                                          ---------------------
                                                           48,487         8,856
Long-term debt, less current portion                        4,837           367
Minority interest                                          10,347            --
                                                          ---------------------
    Total liabilities                                      63,671         9,223
Stockholders' equity                                       30,029        31,909
                                                          ---------------------
    Total liabilities and stockholders' equity            $93,700       $41,132
                                                          =====================


The Century transaction is subject to a number of material conditions and, therefore, no assurance can be given that the agreement will be consummated. Upon execution of the transaction, the Company will account for its investment in Century using the equity method of accounting. To date, as reflected above, the Company has consolidated Century's financial information with its own for financial reporting purposes.

The Company's unaudited balance sheet as of June 30, 1996 and March 31, 1997, accounting for the net assets and liabilities of Century and the Thailand operations as unconsolidated subsidiaries using the equity method of accounting, is as follows:


                          CENTENNIAL TECHNOLOGIES, INC.
                     CONDENSED EQUITY METHOD BALANCE SHEETS
                           Dollar Amounts in Thousands

                                                          March 31,    June 30,
                                                            1997         1996
                                                                      (Restated)

                        Assets

Current assets:
Cash                                                      $    57       $11,114
Accounts receivable                                         5,571        11,260
Advances to Century Electronics                             4,805          --
Inventories                                                 7,794         8,248
Recoverable income taxes                                    7,356         3,142
Other current assets                                        1,630         3,253
                                                          ---------------------
                                                           27,213        37,017
Property, plant and equipment-net                           3,087         2,033
Investment in Century Electronics                          15,243          --
Other investments                                           5,089         1,783
Other assets                                                  566           299
                                                          ---------------------
   Total assets                                           $51,198       $41,132
                                                          =====================

         Liabilities and Stockholders' Equity
Current liabilities:
Notes payable and current portion of long-term debt       $10,474       $ 5,020
Accounts payable and accrued expenses                      10,381         3,836
Income taxes payable                                           27          --
                                                          ---------------------
                                                           20,882         8,856
Long-term debt, less current portion                          287           367
                                                          ---------------------
   Total liabilities                                       21,169         9,223
                                                          ---------------------
Stockholders' equity                                       30,029        31,909
                                                          ---------------------
   Total liabilities and stockholders' equity             $51,198       $41,132
                                                          =====================

                       FISCAL 1997 RESULTS OF OPERATIONS

The following table sets forth the audited results of operations for the three months ended March 31, 1997, and the audited results of operations for the three months ended March 31, 1996 and the nine months ended March 31, 1997 and 1996:

                         CENTENNIAL TECHNOLOGIES, INC.
                        FINANCIAL HIGHLIGHTS - RESTATED
               Dollar Amounts in Thousands Except Per Share Data

                                                         Three Months Ended            Nine Months Ended
                                                              March 31,                     March 31,
                                                        1997            1996           1997           1996
                                                                     (Restated)     (Restated)    (Restated)

Sales                                                  $35,442        $ 8,799        $ 72,489        $21,768
Costs and expenses:
    Cost of goods sold                                  31,493          7,914          64,771         21,018
    Engineering costs                                      278            434           1,061          1,126
    Selling, general and administrative                  3,619          1,528          10,619          2,705
    Loss on investment activities                        2,281             69          14,096             69
    Special investigation costs                          3,673             --           3,673             --
    Interest expense-net                                   294             35             501            174
                                                       -----------------------------------------------------
        Total costs and expenses                        41,638          9,980          94,721         25,092
Loss before income taxes and minority interest          (6,196)        (1,181)        (22,232)        (3,324)
Minority interest in earnings of subsidiaries              (33)            --             (84)            --
                                                       -----------------------------------------------------
Loss before income taxes                                (6,163)        (1,181)        (22,148)        (3,324)
Provision for income taxes                                 279             --             514             --
                                                       -----------------------------------------------------
        Net loss                                       $(6,442)       $(1,181)       $(22,662)       $(3,324)
                                                       =====================================================

Earnings (loss) per share                              $  (.36)       $  (.08)       $  (1.30)       $  (.26)

Weighted average shares outstanding                     17,743         14,033          17,367         12,678







Profit/(loss) before interest and special charges totaled $52,000 and $(1,077,000) for the three months ended March 31, 1997 and 1996, and $(3,962,000) and $(3,081,000) for the nine months ended March 31, 1997 and 1996.

The Company's unaudited results of operations for the three months and nine months ended March 31, 1997 and 1996, accounting for the operations of Century and the Thailand operations as unconsolidated subsidiaries using the equity method of accounting, is as follows:

                         CENTENNIAL TECHNOLOGIES, INC.
                 CONDENSED EQUITY METHOD RESULTS OF OPERATIONS
                          Dollars Amounts in Thousands



                                                Three Months Ended            Nine Months Ended
                                                     March 31,                     March 31,
                                               1997            1996           1997           1996
                                                           (Restated)     (Restated)    (Restated)

Sales                                         $10,893        $ 8,799        $ 28,263        $21,768
Costs and expenses:
    Cost of goods sold                          8,871          7,914          24,453         21,018
    Engineering costs                             278            434           1,061          1,126
    Selling, general and administrative         2,124          1,528           7,318          2,705
    Loss on investment activities               2,281             69          14,096             69
    Special investigation costs                 3,637           --             3,673           --
    Interest expense-net                          246             34             391            174
                                              -----------------------------------------------------
        Total costs and expenses               17,437          9,979          50,992         25,092
                                              -----------------------------------------------------
Loss before interest on earnings of
    Century Electronics                        (6,544)        (1,181)        (22,729)        (3,324)
Interest in earnings of Century                   102           --                67           --
                                              -----------------------------------------------------
        Net loss                              $(6,442)       $(1,181)       $(22,662)       $(3,324)



Excluding Century, sales increased 24% for the three months ended March 31, 1997 and 30% for the nine months ended March 31, 1997. There can be no assurance that such trend will continue.

                     FISCAL 1994-1996 RESULTS OF OPERATIONS

The following table sets forth the summarized restated audited results of operations for the fiscal years ended June 30, 1994, 1995 and 1996:

                         CENTENNIAL TECHNOLOGIES, INC.
                        FINANCIAL HIGHLIGHTS - RESTATED
               Dollar Amounts in Thousands Except Per Share Data

                                                1996           1995           1994


Sales                                         $33,412        $ 8,982        $ 7,801
Costs and expenses:
    Cost of goods sold                         29,778         11,575          6,508
    Engineering costs                           1,434            753            567
    Selling, general and administrative         3,803          2,442          2,083
    Loss on investment activities               2,662           --             --
    Interest expense-net                           17             64            486
                                              -------------------------------------
        Total costs and expenses               37,694         14,834          9,644
Loss before income taxes                       (4,282)        (5,852)        (1,843)
Provision (credit) for income taxes              --             --             (171)
                                              -------------------------------------
        Net loss                              $(4,282)       $(5,852)       $(1,672)
                                              =====================================
Earnings (loss) per share                     $  (.31)       $  (.63)       $  (.19)

Weighted average shares outstanding            13,632          9,363          9,027




Profit/(loss) before interest and special charges totaled $(1,603,000), $(5,788,000) and $(1,357,000) for fiscal years 1996, 1995 and 1994.


                            RESTATEMENT ADJUSTMENTS


Cumulative adjustments to the Company's previously reported results of operations through December 31, 1996 consist of sales adjustments totaling $22.6 million; inventory adjustments totaling $7.7 million; and write-offs of investments and advances to several companies totaling $15.8 million. Netted against these adjustments is an $8.1 million reversal of previously reported tax provisions. Additional adjustments include Plant and Equipment; Miscellaneous Assets; Accrued Liabilities; and Warranty Reserves for a net amount $2.2 million.

The following table sets forth the summary of restatement adjustments:

                          Dollar Amounts in Thousands

                                                       6 Months
                                                        Ended
                                                       Dec. 31,              Fiscal Year Ended June 30,
                                                         1996            1996          1995           1994

Reversal of invalid sales transactions                 $ (5,283)       $(3,714)       $(3,455)       $  (413)
Reversal of bill and hold sales transactions             (7,762)            --             --             --
Reclassification of purchasing agent arrangement           (968)          (585)            --             --
Additional accounts receivable reserves                    (239)          (136)            (9)            --
                                                       -----------------------------------------------------
Total adjustments to sales                              (14,252)        (4,435)        (3,464)          (413)

Corrections to inventory pricing and
physical counts                                          (1,336)        (2,202)        (4,560)        (1,410)
Restoration of inventory related to bill
and hold sales transactions                               4,535             --             --             --
Additional provisions for inventory                        (925)        (1,351)           (78)          (381)

Reversal of certain additions to capital
equipment, net of related depreciation,
which were not bona fide                                   (200)        (2,266)          (223)          (177)

Provision for losses on investment                      (10,811)        (1,496)            --             --
Pre-acquisition advances to subsidiary                   (2,385)        (1,101)            --             --
Other adjustments-net                                      (568)           399          1,043           (211)
Reversal of provisions for income taxes                   3,788          3,268            556            455
                                                       -----------------------------------------------------
Total adjustments to net income (loss)                 $(22,154)       $(9,184)       $(6,726)       $(2,137)
                                                       =====================================================


                           DETAILS OF REVIEW FINDINGS

As outlined in the criminal indictment of Centennial's former CEO, the Company's sales figures were previously inflated. This inflation was achieved by various means, including shipping empty PC card housings; billing customers for non-existent product such as "Flash 98"; using the delivery of non-product materials to generate shipping documents, which were then used to create fictitious invoices; and the payment of these invoices with funds apparently provided by the Company's former CEO. Reported revenue figures have also been corrected to exclude bill and hold transactions which did not ultimately meet revenue recognition criteria for the periods in which they were recorded, to reclassify transactions related to a purchasing agency contract with an affiliated company, and to reserve for transactions where the collectibility of accounts receivable is now doubtful.

Adjustments to the Company's physical inventory balances are required because of prior manipulation of physical counts, the inclusion of empty PC card housings in the Company's finished goods balances, various pricing errors and manipulations, and the Company's prior failure to provide adequate reserves for inventory obsolescence. Since the Special Committee initiated its review of the Company's prior reported financial results, the Company has conducted two separate complete physical inventory counts on February 12 and March 31, 1997.

The Company has also reduced or written off the carrying value of several of its investments in and advances to related technology companies. With regard to the Company's advances to its recently acquired subsidiaries, Intelligent Truck Project, Inc. and Fleet.Net, Inc., the Company has recorded a charge of $3.5 million, equal to advances to these companies, as costs and expenses in the periods in which those advances were made. The Company has also recorded collectibility reserves and valuation accruals amounting to $5.8 million related to several of its loans to and/or investments technology companies. In addition, the Company has reached agreements to settle claims related to its investments in Infos International, Inc. and P.G. Technologies, Inc. and has recorded a full write-off of its investments in these entities of $6.0 million and $.5 million, respectively.

"We continue to cooperate fully with ongoing criminal and civil investigations," said Peck. "The employees who were directed to carry out orders by prior management are the same employees whose invaluable assistance made it possible for us to complete the investigation. We are grateful they have stood by the Company; the Company is standing by them."

Centennial expects to file its March 31, 1997 Form 10-K report to the Securities and Exchange Commission by the end of the month, which the Company expects will provide the first substantive step towards the relisting of its common stock on an organized exchange.

In reference to the Private Securities Litigation Reform Act, the quotations above contain forward looking statements. The matters expressed in such statements are subject to numerous risks and uncertainties, including, without limitation, the ability of the Company to negotiate replacement credit facilities, the ability of the Company and Century to satisfy the conditions necessary to effect a closing of their proposed transactions, the ability of the Company to secure a relisting of its common stock on an organized stock exchange, the impact of shareholder class actions suits currently pending against the Company and their effect on the Company's continued ability to operate as a going concern (which the Company expects to be reflected in the form of the audit opinion by the Company's independent auditors concerning the Company's financial statements described herein), and other risks identified in filings made by Centennial Technologies, Inc. with the Securities and Exchange Commission (the "Commission") including Centennial's Form 10-K filed with the Commission on September 30, 1996 under the heading "Risk Factors."

                                     -###-